                                         Registration No. 333-________________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               US Diagnostic Inc.
                 ----------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                    Delaware
                ------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                   11-3164389
                         ------------------------------
                      (I.R.S. Employer Identification No.)

                    777 South Flagler Drive, Suite 1201 East
                  West Palm Beach, Florida 33401 (561) 832-0006
                 -----------------------------------------------
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                             Francis J. Harkins, Jr.
                    777 South Flagler Drive, Suite 1201 East
                  West Palm Beach Florida 33401 (561) 832-0006
                 ----------------------------------------------
            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)

        Approximate date of commencement of proposed sale to the public:
  At such time or times after the effective date of this Registration Statement and after conversion of convertible notes
                  as the selling stockholders shall determine.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        Calculation of Registration Fee

--------------------------------------------------------------------------------------------------------------------
                                                                              Proposed maximum
Title of each class of          Amount to be         Proposed maximum       aggregate offering         Amount of
securities to be registered     registered        offering price per unit        price(1)          registration fee
--------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value     1,176,472                 100%               $1,470,590.00             $408.82
--------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based upon the average of the high and low prices of the common stock reported on November 20, 1998 on the Nasdaq SmallCap Market.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED NOVEMBER 25, 1998


PROSPECTUS

[LOGO]
US DIAGNOSTIC INC.
777 South Flagler Drive, Suite 1201 East
West Palm Beach, FL 33401




                                1,176,472 Shares
                               US Diagnostic Inc.
                                  Common Stock
                                 $.01 par value


The selling stockholders presently hold convertible notes issued by US Diagnostic Inc. in the aggregate principal amount of $10,000,000. At each selling stockholder's option, its note is convertible at any time into common stock at a conversion price of $8.50 per share. The selling stockholders named herein intend to offer and sell from time to time, after conversion of the convertible notes, 1,176,472 shares of US Diagnostic Inc. common stock, par value $.01 per share, under this prospectus.


Each selling stockholder may offer its US Diagnostic Inc. common stock through public or private transactions, on or off the United States exchanges, at prevailing market prices, or at privately negotiated prices. US Diagnostic's common stock is listed on the Nasdaq SmallCap Market and trades with the ticker symbol "USDL." On November 20, 1998, the closing price of one share of US Diagnostic's common stock on the Nasdaq SmallCap Market was $1.25. US Diagnostic will not receive any of the proceeds from the sale of the common stock pursuant to this prospectus.


AN INVESTMENT IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.






                  This prospectus is dated November __, 1998.




The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

[Inside Front Cover]

                               Table of Contents

Special Note Regarding Forward-Looking Statements................................................    1

The Company......................................................................................    1

Risk Factors.....................................................................................    2

Use of Proceeds..................................................................................    8

Selling Stockholders.............................................................................    8

Plan of Distribution.............................................................................    9

Description of Capital Stock.....................................................................    10

Legal Matters....................................................................................    10

Experts..........................................................................................    10

Where You Can Find More Information..............................................................    11

SEC's Position on Indemnification................................................................    11

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management, as well as assumptions made by and information currently available to management. These forward-looking statements are principally contained in the sections "Risk Factors" and "The Company" and include, without limitation, management's expectations and estimates as to our business operations, including future financial performance, financing plans, trends affecting the Company's financial condition or results of operations, impact of competition, acquisition opportunities and expansion of our operations. In addition, in those and other portions of this prospectus, the words "believes," "may," "will," "could," "estimates," "continue," "anticipates," "intends," "expects" and words of similar import, as they relate to the Company or our management, are intended to identify forward-looking statements. Such statements reflect the current views of the management with respect to future events and are subject to certain risks, uncertainties and assumptions, including, among others, the following: general economic and business conditions, both nationally and in the our markets; competition; changes in business strategy; the significant leverage of the Company; existing governmental regulations and changes in the governmental regulations affecting the health care industry and reimbursement for health care services generally and other risk factors set forth under "Risk Factors" in this prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. We do not intend to update these forward-looking statements.



                                  THE COMPANY

At US Diagnostic Inc., our goal is to create a network of fixed-site outpatient diagnostic imaging facilities from which we can offer a full range of diagnostic imaging services. We also strive to offer state-of-the-art diagnostic equipment and high-quality clinical support at our centers because we believe that it will enable us to maintain existing relationships with referring physicians and hospitals, as well as to attract new relationships. We believe that providing superior service and high-quality, cost effective care generates value for our customers and our stockholders.

Our principal executive offices are located at 777 South Flagler Drive, Suite 1201 East, West Palm Beach, Florida 33401, and our telephone number is (561) 832-0006. Our web site is at http://www.usdl.com.

This prospectus provides information to a prospective investor in our common stock. Specifically, the prospectus identifies the selling stockholders, explains how the selling stockholders may offer shares of common stock, identifies certain significant risks factors in the investment in our common stock and provides information that could assist you in finding more information about us.





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

                                  RISK FACTORS

         You should carefully consider the following factors and other information in this prospectus before deciding to invest in our common stock in addition to any information that may assist you in understanding the risks inherent in an investment in equity securities, in general.

         LEVERAGE AND DEBT SERVICE. US Diagnostic is highly leveraged. As of September 30, 1998, our total debt and stockholders' equity was $189.8 million and $29.0 million, respectively, and our ratio of debt to stockholders' equity was 6.5 to 1. We have a revolving credit facility with DVI Credit Corporation (the "Revolving Credit Facility") under which we may borrow up to $35.0 million on a secured basis (subject to the amount of accounts receivable determined, from time to time, as eligible collateral under the defined borrowing base calculation). Borrowings outstanding as of November 20, 1998 under the Revolving Credit Facility were $15 million. Also, we are a party to an acquisition and equipment line of credit with DVI Financial Services, Inc. under which we may borrow up to $25 million, based on a review by DVIFS of the entity acquired and/or a review of the assets securing the loan. In addition, in 1996 we issued $57,500,000 aggregate principal amount of 9% Subordinated Convertible Debentures Due 2003 (the "Debentures").

         Our level of debt will have several important effects on our future operations and could have important consequences to investors, including:

         - We must dedicate a substantial portion of our cash flow from operations to the payment of interest and repayment of principal on our debt, thus limiting the cash that is available for other purposes;

         - Covenants contained in our debt obligations require us to meet certain financial tests, and other restrictions limit our ability to borrow additional funds or to dispose of assets. This may affect our flexibility in planning for, and reacting to, changes in our business, including possible acquisition opportunities;

         - Our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; and

         - The debt load presents potential difficulties in satisfying the Company's obligations under such debt.

         Our ability to meet our debt service obligations and financial tests and to reduce our total debt depends on our future performance, which is subject to general economic conditions and financial, business and other factors affecting our operations, many of which are beyond our control. There can be no assurance that our business will continue to generate cash flow at or above current levels. If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to refinance all or a portion of our existing debt, to sell a portion of our assets or to obtain additional financing. There can be no assurance that we could obtain any such financing on terms acceptable to us in a sufficient amount or on an appropriate time basis, if at all, nor can there be any assurance as to the timing of any asset sales or the proceeds that the we could realize therefrom.

         LIQUIDITY. During 1997, but for borrowings under the Revolving Credit Facility, our cash position deteriorated as a result of extraordinary expenses including higher legal and accounting fees related to the investigation and litigation described in "Business -- Legal Proceedings" of our 1997 Annual Report on Form 10- K, the repayment of $34.6 million in debt incurred to acquire facilities and the payment of $18.9 million in capital expenditures to replace imaging equipment and to fund management information system enhancements. In addition, our cash balances were negatively affected by an increase in bad debt expense and accounts receivable resulting from a failure to fully collect receivables from third-party payors, in part because of our conversion to a new centralized billing and collection system and in part, because of inefficiencies in collecting copayments and deductibles from patients. This reduction in cash balances continued during the first three quarters of 1998.

         During the first quarter of 1998, we developed a strategy to reduce debt and increase cash flows consisting of the following: (i) implementing a cost reduction plan which includes a significant reduction in nonessential staff and other consolidation synergy. The aggregate reduction of these employee-related expenses is expected to save several million dollars in payroll expense annually; (ii) divesting non-core assets and focus upon our core business, and divesting core operating assets when deemed warranted. In addition to the transactions described below, we are currently reviewing other non-core and underperforming assets and will pursue other such sales as warranted; (iii) seeking to refinance our long term debt; and (iv) once the first three steps have been accomplished, instituting a sustained strategy of prudent acquisitions and new center development.

         In May 1998, we consummated the sale of certain non-core assets consisting of our mobile imaging subsidiary, Medical Diagnostics, Inc. ("MDI"), to Alliance Imaging Inc. for $35.5 million in cash less debt assumed of $5.9 million. Immediately upon the closing, we used $25 million of the cash proceeds to repay a portion of the outstanding balance under the Revolving Credit Facility. Also in May 1998, we consummated the sale of our 50.1% interest in United States Cancer Care Inc., a non-core asset, and our 100% interest in a subsidiary which held a 50% interest in a radiation oncology partnership. The sale price consisted of $2.0 million in cash, a promissory note for $750,000 due in twenty-four equal installments from May 1999 through April 2001 with interest at 8% per annum, and the assumption by the purchaser of certain additional liabilities aggregating approximately $1.4 million. In November 1998, we consummated the sale of US Heartcare Management, Inc. ("US Heartcare"). US Heartcare provides management services to several third party nuclear medicine and diagnostic imaging centers in the New York City metropolitan area. The $12.5 million aggregate consideration received consisted of $3.7 million in cash and notes receivable and the assumption and forgiveness of debt of $8.8 million.

         We have devoted substantial additional resources to the collection of accounts receivable and implemented intense remedial efforts thereof. If we cannot continue to improve collections to the extent necessary, if any additional litigation is filed or investigations commenced against us, or if the strategies described above do not result in increased cash flows, we could be materially adversely affected.

         DEPENDENCE ON THIRD PARTY REIMBURSEMENT. Nearly all of our patients rely on third-party payors (such as their private insurance company, health care maintenance organization or government sponsored healthcare program such as Medicare and Medicaid) to pay for our services. Healthcare maintenance organizations, insurance companies and state and federal payors strive to lower their costs through various methods that when combined with rising costs associated with providing healthcare services results in reduced profitability for us. Both the federal government and various states are considering imposing limitations on the amount of funding available for various healthcare services. If we cannot offset third party payor's reductions of our reimbursement rates by reducing our costs, increasing our scan volume, or introducing new procedures, it could materially affect our operating revenues and our ability to operate profitably.

         Members of Congress have proposed new Medicare rules that would require the development of a resource-based system for determining practice expense relative to value units. If Congress enacts the rules as proposed, our Medicare reimbursements could be reduced and depending on the severity of the reductions and our ability to offset these reductions with cost savings, the rule changes could result in a reduction of our operating revenues and an adverse impact on our ability to operate profitably.

         In addition, rates paid by private third-party payors, including those that provide Medicare supplemental insurance, are generally higher than Medicare payment rates. Changes in the mix of our patients among the non-government payors and government-sponsored healthcare programs, and among different types of non-government payors and government sponsored healthcare programs, could have a material adverse effect on us. Further reductions in payments to physicians or other changes in reimbursement for healthcare services could have a material adverse effect on us as well, unless we are otherwise able to offset any payment reductions through cost reductions, increased volume, introduction of new procedures or otherwise.

         RECENT LOSSES. For the years ended December 31, 1996 and 1997, we reported net losses of $6.3 million and $116.7 million, respectively. The net losses primarily reflect high levels of depreciation and amortization charges relating to the depreciation of assets we obtained in acquisitions, high levels of interest expense relating to debt incurred to finance these acquisitions and, in 1997, a non-cash impairment charge related to the carrying value of certain acquired assets of $92.9 million, an increase in bad debt expense of $9.1 million and high legal and professional fees related to the SEC and NASD investigations and the settlement of stockholder class action litigation. Interest expense and depreciation and amortization charges have continued at high levels in 1998 and will continue at high levels in future years as a result of debt incurred and goodwill recorded in connection with previously completed acquisitions. For the three and nine months ended September 30, 1998, we had a net loss of $1.4 million and net income of $2.7 million, respectively. Included in the results for the three and nine months ended September 30, 1998 is a gain before tax of $377,000 and $6.2 million, respectively, resulting from the sale of certain subsidiaries. Although we have focused our efforts on improving our operations, our efforts may not be successful and we may not be able to achieve sustained profitability in the future.

         EFFECT OF COST CONTAINMENT ON REFERRALS. In an effort to control costs, non-governmental healthcare payors have implemented cost containment programs that could limit the ability of physicians to refer patients to our centers.
For example, persons enrolled in prepaid healthcare plans, such as health maintenance organizations, often are not free to choose where to obtain imaging services. Instead, the health plan provides these services directly or contracts for these services with providers at reduced rates and requires its enrollees to obtain such services only from those providers. Many managed care organizations and other private healthcare payors also limit testing services to contracted providers. These "closed" payment systems are now common to combat the rising cost of healthcare. As a result, we actively seek and have obtained managed care contracts to provide imaging services.

         RELIANCE AND RESTRICTIONS ON PATIENT REFERRALS. We are highly dependent on referrals from physicians who have no contractual or economic obligation to refer patients to our imaging centers. If a sufficiently large number of physicians elect at any time to stop referring patients to us, it would have a material adverse effect on us.

         Federal and state laws generally restrict a physician from referring such physician's patients to entities, including diagnostic imaging facilities, in which the physician has a financial interest. This precludes physicians from referring Medicare and Medicaid patients to the Company if the physician has any financial relationship with the Company. If we were to violate these laws, the result could be a denial of payments for the service, a requirement to refund payment for the service, assessment of civil monetary penalties and/or exclusion of the physicians from the Medicare, Medicaid and other federal healthcare programs. Further, the federal anti-kickback statutes prohibit persons or entities from offering or receiving remuneration for the referral of patients or the inducement of the purchase of a service covered by Medicare, Medicaid or other federal healthcare programs, including payments for the referral of patients to clinical laboratories or imaging centers. In addition to federal restrictions, which are generally applicable to Medicare, Medicaid and other federal healthcare patients, a number of states in which we operate imaging centers have enacted prohibitions against physicians referring patients to entities with which they have a financial relationship (an ownership interest or compensation arrangement). These laws generally apply to all patients, not just participants in the Medicare and Medicaid programs. In the past, Congress has considered legislation that could expand the self-referral ban from Medicare and Medicaid to all payors. There can be no assurance that such legislation will not be adopted or if adopted will not have a material adverse effect on the Company.

         Violations of the anti-kickback and other statutes could result in significant civil or criminal penalties that could have a material adverse effect on us. We are unaware of any current regulatory investigations or material regulatory or judicial proceedings pending against us or any of our facilities alleging violations of any such laws. Nevertheless, while we endeavor to comply with all laws, regulations and other legal requirements applicable to our operations, a regulatory or judicial authority could interpret the applicable statutes and regulations in a manner that would adversely affect our operations.


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
         SUBSTANTIAL COMPETITION. The market for imaging services is highly fragmented, with over 2,400 outpatient diagnostic imaging centers nationwide and no dominant national or regional imaging services provider. Competition varies by market and is generally greater in large metropolitan areas where there is likely to be more facilities and more managed care organizations putting pricing pressure on the market. We compete with larger healthcare providers, such as hospitals, as well as other private clinics and radiology practices that own diagnostic imaging equipment. Competition often focuses on physician referrals at the local market level. Successful competition for referrals is a result of many factors, including participation in healthcare plans, quality and timeliness of test results, type and quality of equipment, facility location, convenience of scheduling and availability of patient appointment times. While some competitors are larger and have greater financial resources than ours, we compete primarily on the basis of our quality of equipment and service. There can be no assurance that competition in our existing or new markets will not have a material adverse effect on us. In addition, changes in the regulatory environment in which we operate and governmental and private reimbursement policies have increased competition in the industry and could thereby have a material adverse effect on us.

         INVESTIGATION BY THE SECURITIES AND EXCHANGE COMMISSION. In January 1997, the SEC initiated an investigation into our former relationship with Coyote Consulting and Keith Greenberg, and the adequacy of our disclosure concerning that relationship. We continue to fully cooperate with the SEC.

         GOVERNMENTAL REGULATION, QUALITY ASSURANCE AND LICENSES. There are numerous federal and state laws that regulate imaging centers and require certification by the federal government and various state and local instrumentalities. The Company believes that it is in material compliance with all relevant federal and state rules and regulations. Imaging centers performing mammography services must meet federal, and in some jurisdictions state, standards for quality, as well as certification and accreditation requirements, in order to receive reimbursement. Each of the Company's facilities have received federal certification as well as any required state certification.

         In some instances, we are also subject to licensing and/or regulation under federal and/or state laws relating to the handling and disposal of medical specimens, infectious and hazardous waste and radioactive materials, as well as to the safety and health of facility employees. In addition, we are subject to state regulation, such as personnel licensing requirements, which may include qualifying examinations and continuing education requirements. Our failure to remain in compliance with applicable laws and regulations could have a material adverse effect on us.

         RISKS INHERENT IN THE PROVISION OF MEDICAL SERVICES. The physicians who use our equipment are involved in the delivery of healthcare services to the public and, therefore, are exposed to the risk of liability claims. Since we typically operate equipment and provide the medical staff or radiology technicians to assist the physicians in the use of the equipment, we may also be named in a claim against a physician in connection with the performance of a procedure at our facilities. Although we have not experienced any losses due to claims for malpractice, such claims, if successful, could result in substantial damage awards to the claimants that may exceed the limits of any applicable insurance coverage. While we maintain professional liability insurance, there can be no assurance that any such claims against us will not exceed the amount of the insurance maintained. Successful malpractice claims asserted against us, to the extent not covered by our liability insurance, could adversely affect us.

         COMPUTER TECHNOLOGIES AND YEAR 2000 COMPLIANCE. We are aware of the issues associated with the programming and embedded code that may exist in computer systems as of January 1, 2000. Many existing computer programs use only two digits to identify a year in the date field of software applications and may recognize 2000 as 1900. The issue is whether such code exists in our mission critical applications and/or computer hardware and if that code will produce accurate date-sensitive calculations on or after January 1, 2000. We have established a multi-phase plan and timetable consisting of a review phase, a testing phase and an implementation phase for all Year 2000 compliance issues. The review phase for all issues is approximately 80% complete. The testing phase for the various plans is approximately 60% complete. The implementation phase is approximately 40% complete. We have conducted a thorough review of our material internal computer applications. In 1996, we began installing a new state-of-the-art billing and collection system as well as a new accounting system. The installation was completed in the first quarter of 1998. We have received written confirmation from our vendors that their computer applications are currently Year 2000 compliant or will be made Year 2000 compliant before the



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

end of the fourth quarter of 1998. We are reviewing information obtained from a survey conducted by General Electric Company to determine whether certain embedded applications, which control certain medical and related equipment, should be upgraded to ensure Year 2000 compliance and the cost of such upgrades, if any. We expect to complete the review in the fourth quarter of 1998. We have incurred no additional costs as a result of GE's review of our embedded applications, which GE performed as part of our national service agreement with GE.

         We are reviewing the computer applications of our significant payers--Medicare and private insurance carriers--to determine whether these applications will be upgraded before January 1, 2000. Medicare is becoming Year 2000 compliant as part of the federal government's upgrade of its computer technologies. We are obtaining written confirmation from each of our insurance carriers that the carrier's systems are Year 2000 compliant. As a result, we do not expect any adverse impact on our cash flows from the non-compliance of our payers' computer technologies. Our compliance policy requires that we verify that the manufacturers of potential new hardware and software computer applications that perform significant date-sensitive calculations warrant the software or hardware to be Year 2000 compliant. We will complete testing of all of our internal computer applications in the fourth quarter of 1998. We will do all testing internally in the ordinary course of our business, and, as a result, we are not expecting to incur extraordinary costs for such testing. We will also perform testing of embedded applications in the fourth quarter of 1998. The cost to finalize the upgrade of Year 2000 issues pertaining to our internal computer applications is estimated to be $30,000 which we will incur in the fourth quarter of 1998. We expects to have completed the implementation phase by the end of the fourth quarter of 1998. The most reasonably likely worst case scenario of the impact of Year 2000 issues on our operations is that our collection of cash could be disrupted if payers are unable to submit payments to us because of their Year 2000 compliance issues. The financial impact of such a disruption could adversely affect our ability to conduct normal business operations. We are currently working on contingency plans to handle the most reasonably likely worst case scenarios. We will discuss these contingency plans in our Form 10-K for the fiscal year ending December 31, 1998. Because of the uncertainty surrounding Year 2000 issues, there can be no assurance that our assessment will be correct nor that a failure resulting from the impact of Year 2000 issues on our operations will not have a material adverse effect on its financial condition.

         PREFERRED STOCK; CERTAIN ANTI-TAKEOVER PROVISIONS. Our Certificate of Incorporation authorizes the Board of Directors to issue up to 5,000,000 shares of preferred stock. The Board of Directors may establish the rights and preferences of any preferred stock issued which rights could adversely affect the voting or other rights of the holders of our common stock. The issuance of preferred stock could have the effect of delaying or preventing someone from taking control of the Company, even if a change in control were in our stockholders' best interests. As of the date of this offering, we have not yet issued any preferred stock and do not presently intend to do so. However, we may decide to issue preferred stock in the future. Our Certificate of Incorporation and Bylaws also contain certain provisions which could discourage a takeover of the Company. Further, the Company is subject to Delaware General Corporation Law provisions that may discourage a non-negotiated takeover of the Company. These provisions would generally prohibit us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. These provisions, as well as the other matters set forth above, could have the effect of deterring certain takeovers or delaying or preventing certain changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. As a result, potential acquirors may be discouraged from seeking to acquire control of the Company through the purchase of common stock, which could have a negative effect on the price of the Company's securities.

         COVENANT LIMITATIONS. Our debt agreements contain numerous financial and operating covenants that will limit our management's discretion with respect to certain business matters. These covenants place significant restrictions on, among other things, our ability to incur additional debt, to create liens or other encumbrances, to pay dividends and make other investments and restricted payments, and to sell or otherwise dispose of assets and to merge or consolidate with other entities. The Revolving Credit Facility and the Debenture indenture also require the Company to meet certain financial ratios and tests. A failure to comply with these obligations could result in an event of default, which could result in acceleration of the related debt and the acceleration of debt under other instruments evidencing debt that may contain cross-acceleration or cross-default provisions.

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

         RESTRICTIONS ON PAYMENTS OF DIVIDENDS ON COMMON STOCK. Our existing debt agreements restrict our ability to pay dividends. We do not anticipate paying any cash dividends on our shares in the foreseeable future but rather we intend to retain any future earnings to fund the operation of our business.

         EXERCISE OF OUTSTANDING WARRANTS, OPTIONS AND CONVERTIBLE NOTES AND ISSUANCE OF RESTRICTED STOCK; DILUTION. At September 30, 1998, we had various warrants, options and other securities outstanding which obligate us upon their exercise or conversion to issue approximately 12,425,000 shares of common stock (excluding the shares of common stock being sold pursuant to this prospectus) and restricted stock awards aggregating 198,000 shares. The exercise prices for the outstanding options and warrants range from $3.37 to $13.63 per share. We are unable to predict the timing of the exercise or conversion of any of these securities, although they are likely to be exercised or converted if and when the market price of the Common Stock is above the exercise or conversion price of these securities, which will result in dilution to existing stockholders. Further, there can be no assurance that we will be able to effectively utilize the proceeds from any of these exercises, which proceeds could be substantial.

         FUTURE SALES OF COMMON STOCK. In connection with acquisitions, we have granted to certain stockholders piggyback registration rights with respect to approximately 200,000 shares of common stock and approximately 1.3 million shares underlying unit purchase options granted in 1994 and 1995 to underwriters. The sale, or the availability for sale, of substantial amounts of our securities in the public market at any time could adversely affect the prevailing market price of those securities.

         CHARGE TO EARNINGS FOR AMORTIZATION OF GOODWILL FROM ACQUISITIONS. A major element of our business strategy was to acquire additional medical service facilities. The consideration for these acquisitions involved cash, notes and a significant number of shares of common stock, depending on the size of the acquisition. In connection with acquisitions, at September 30, 1998, the Company had approximately $80.1 million of goodwill and other intangibles on its balance sheet, which will be amortized over varying periods of up to 20 years and will result in annual charges to income of approximately $4.7 million for the next two years and lesser amounts in future years. In 1997, we recorded a $76 million non-cash impairment loss relating to the carrying value of certain intangible assets (primarily goodwill). There can be no assurance that we will ever realize the value of the goodwill.

         POSSIBLE VOLATILITY OF STOCK PRICE. Market prices for our Common Stock are influenced by a number of factors, including quarterly variations in our financial results and any competitors, changes in earnings, estimates by analysts, conditions in the health care industry, the overall economy and the financial markets.

                                USE OF PROCEEDS

All net proceeds from the sale of the our common stock pursuant to this prospectus will go to the selling stockholder who offers and sells the shares. Accordingly, we will not receive any proceeds upon the conversion of the convertible notes or from sales of the underlying common stock.

                              SELLING STOCKHOLDERS

The selling stockholders presently hold convertible notes issued by US Diagnostic Inc. in the aggregate principal amount of $10,000,000. At each selling stockholder's option, its note is convertible at any time into common stock at a conversion price of $8.50 per share. The following table sets forth the names of the selling stockholders and certain information regarding the number of shares of common stock beneficially owned by each of the selling stockholders:

-----------------------------------------------------------------------------------------------------------------------
                                     Shares and Percentage (1)                                   Shares Beneficially
                                     Beneficially Owned Prior                                        Owned After
   Selling Stockholder                     to Offering              Shares Being Offered             Offering(1)
-----------------------------------------------------------------------------------------------------------------------
Commonwealth Life                            235,294                      235,294                        0
Insurance Co. Teamsters                         1.03%
Camden Mon-Enhance
-----------------------------------------------------------------------------------------------------------------------
Zazove Convertible Fund, L.P.                 58,824                       58,824                        0

-----------------------------------------------------------------------------------------------------------------------
Forum Capital Markets LLC(2)                 452,975                      133,530                  319,445
                                                1.99%                                                  1.4%
-----------------------------------------------------------------------------------------------------------------------
Corbel Investments                            15,294                       15,294                        0
-----------------------------------------------------------------------------------------------------------------------
Century National Insurance                    88,235                       88,235                        0
Company Convertible
Account
-----------------------------------------------------------------------------------------------------------------------
Catholic Mutual Relief                        11,765                       11,765                        0
Society of America
-----------------------------------------------------------------------------------------------------------------------
Dephaven Mkt. Neutral Trading L.P.            48,882                       48,882                        0

-----------------------------------------------------------------------------------------------------------------------
Dephaven Mkt. Neutral Trading Ltd.           114,059                      114,059                        0
-----------------------------------------------------------------------------------------------------------------------
Hicks Investments Ltd.                        35,294                       35,294                        0
-----------------------------------------------------------------------------------------------------------------------
Angelo Gordon & Co., L.P.                    247,059                      247,059                        0
                                                1.08%
-----------------------------------------------------------------------------------------------------------------------
Michaelangelo, L.P.                           35,294                       35,294                        0
-----------------------------------------------------------------------------------------------------------------------
Raphael, L.P.                                 35,294                       35,294                        0
-----------------------------------------------------------------------------------------------------------------------
Forest Fulcrum Ltd.                          117,647                      117,647                        0
-----------------------------------------------------------------------------------------------------------------------

(1) Less than one percent (1%) unless otherwise stated.
(2) C. Keith Hartley, a director of US Diagnostic, is Managing Partner, Corporate Finance, of Forum Capital Markets LLC. Forum is also the holder of record of warrants to purchase 319,445 shares of common stock.

                              PLAN OF DISTRIBUTION

         Each selling stockholder, or pledgees, donees, transferees or other successors in interest thereof, may sell shares of common stock from time to time. Each selling stockholder may make sales in the over-the-counter market, the Nasdaq SmallCap Market or on any stock exchange on which the common stock of US Diagnostic may be listed at the time of sale or otherwise at prices and terms then prevailing or at prices related to the then current market price, or in negotiated transactions. A sale could take one or more of the following forms:

                  - A block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

                  - Purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

                  - Ordinary brokerage transactions and transactions in which the broker solicits purchasers; or

                  - Privately negotiated transactions between a selling stockholder and a purchaser.

         There is no underwriter or coordinating broker acting in connection with this offering. The SEC could deem the selling stockholders "underwriters" within the meaning of the Securities Act with respect to a selling stockholder's offer of the shares of common stock. The Company and the selling stockholders have agreed to indemnify one another against certain liabilities including liabilities under the Securities Act.

         Should a selling stockholder engage brokers or dealers, those brokers or dealers may arrange for other brokers or dealers to participate. Brokers and dealers will receive commissions or discounts from the selling stockholder in an amount to be negotiated immediately prior to the sale. The SEC could deem these brokers or dealers and any other participating brokers or dealers to be "underwriters" within the meaning of the Securities Act, in connection with the sales. In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A promulgated by the SEC under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

         Upon our receipt of notice from a selling stockholder that the selling stockholder has entered into any material arrangement with a broker or dealer for the sale of shares through a block trade, special offering or secondary distribution or a broker or dealer purchase, we will file a supplement to this prospectus with the SEC, if required, pursuant to Rule 424 under the Securities Act disclosing: (a) the name of the participating broker(s) or dealer(s); (b) the number of shares involved; (c) the sales price of the shares; (d) the commissions the selling stockholder paid or concessions the selling stockholder allowed to the broker(s) or dealer(s), where applicable; (e) that the broker(s) or dealer(s) did not conduct any investigation to verify the information set out in this prospectus; and (f) other facts material to the transactions.

         We will pay all of our expenses in connection with this offering, and each selling stockholder will be solely responsible for paying any sales or brokerage commissions or discounts with respect to the sales of its shares offered hereby as well as any expenses of counsel for such selling stockholder.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock presently consists of 50,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. We may designate the authorized preferred stock in series. Currently, we have not designated in series any authorized preferred stock. As of November 11, 1998, there were 22,712,433 shares of common stock issued and outstanding.

Common Stock

         General. The holders of common stock have no preemptive, conversion or redemption rights. The outstanding shares of common stock are fully paid and nonassessable.

         Dividends. The holders of common stock are entitled to receive dividends as the Board of Directors may from time to time declare out of funds legally available therefor. We have not paid cash dividends on common stock since our inception, and the Board of Directors currently intends to retain earnings for further development of our business and, therefore, does not intend to pay cash dividends on common stock in the foreseeable future.

         Voting Rights. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders and do not possess cumulative voting rights.

         Registrar and Transfer Agent. The registrar and transfer agent for the common stock is American Stock Transfer & Trust Company. American Stock Transfer's address is 6201 15th Avenue, Brooklyn, New York 11219.

Authorized Preferred Stock

         General. Our Articles of Incorporation grant the Board of Directors the authority to designate one or more series of preferred stock and to issue preferred stock from any series.

         Rights and Preferences. Upon designation of a series of preferred stock, the Board of Directors will establish the designations, powers, preferences, rights, qualifications, limitations and restrictions of the series.
                                 LEGAL MATTERS

         The law firm of Steel Hector & Davis LLP, West Palm Beach, Florida, will pass upon the validity of the issuance of the shares of common stock offered under this prospectus.

                                    EXPERTS

         We have incorporated in this prospectus and the registration statement our financial statements for the year ended December 31, 1997 and December 31, 1996, as included in our Annual Report on Form 10-K for the fiscal year ended December 31, 1997. These financial statements have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of that firm as experts in accounting and auditing in giving said reports.

         We have also incorporated in this prospectus and registration statement our financial statements for the year ended December 31, 1995, as included in our Annual Report on Form 10-K for the fiscal year ended December 31, 1997. These financial statements have been audited by Moore Stephens, P.C., independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of that firm as experts in accounting and auditing in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the SEC's regional office at Seven World Trade Center, Suite 1300, New York, New York 10007, and at its Chicago regional office at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, including filings made subsequent to the filing date of the registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement:

1. Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as amended by Form 10-K/A;

2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

3. Current Reports on Form 8-K dated April 1, 1998, May 27, 1998, September 24, 1998 and October 30, 1998; and

4. Definitive Proxy Statement dated September 21, 1998, filed in connection with our 1998 Annual Meeting of Stockholders.

         You may request a copy of these filings (but not the exhibits of the filings, unless the exhibits are specifically incorporated by reference into this prospectus), at no cost, by writing or telephoning us at the following address:

         US Diagnostic Inc.
         777 South Flagler Drive, Suite 1201 East
         West Palm Beach, FL 33401
         Attn: Corporate Secretary
         Telephone: 1-800-787-3522

         This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                       SEC'S POSITION ON INDEMNIFICATION

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the SEC has informed the registrant that in its opinion such indemnification is against public policy.

[Outside Back cover]


         UNTIL [INSERT DATE], ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

         ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Registration Fee........................................................................                $   408.82
Printing Expenses*......................................................................                $ 5,000.00
Legal Fees and Expenses*................................................................                $10,000.00
Accounting Fees and Expenses*...........................................................                $10,000.00
Miscellaneous...........................................................................                $ 2,000.00
                                                                                                        ----------
Total (1)...............................................................................                $27,408.82
                                                                                                        ==========


*  Estimated

(1)      We will pay all of the expenses.

         ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Delaware General Corporation Law permits a corporation to indemnify its directors, officers, employees and agents if the person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation. Our Articles of Incorporation and By-laws each require that we indemnify and advance expenses to each person who is or was a director or officer of the corporation for all costs, expenses, liabilities or other matters incurred by them because they were an officer or director of the Company to the fullest extent permitted under Delaware corporate law.

         ITEM 16.  EXHIBITS.

4.1 Stock Purchase Agreement, dated as of June 20, 1996, by and among MediTek Health Corporation, HEICO Corporation and the Company (filed as
         Exhibit 10.39 to the Company's Current Report on Form 8-K dated July 24, 1996 and incorporated herein by reference, File No. 1-13392).
4.2 Registration and Sale Rights Agreement, dated as of July 1, 1996, by and among HEICO Corporation and the Company (filed as Exhibit 10.40 to the Company's Current Report on Form 8-K dated July 24, 1996 and incorporated herein by reference, File No. 1-13392).
4.3 Form of US Diagnostic Inc. Amended and Restated 6 1/2% Convertible Negotiable Note Due June 30, 2001 (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q dated September 30, 1997 and incorporated herein by reference, File No. 1-13392).
5        Opinion of Steel Hector & Davis LLP*
23.1     Consent of Arthur Andersen LLP*
23.2     Consent of Moore Stephens, P.C.*
23.3     Consent of Steel Hector & Davis LLP (contained in opinion set forth in
         Exhibit 5)*
24       Power of Attorney (set forth on signature page)*
------------------

*  Filed herewith.

         ITEM 17.  UNDERTAKINGS.


The undersigned registrant hereby undertakes:


(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; or (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, provided, however, that the registrant need not file a post-effective amendment to include the information required to be included by subsection
    (i) or (ii) if such information is contained in periodic reports filed by the registrants pursuant to Section 13 or Section 15(d) of the Exchange Act, which are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of U.S. Diagnostic's Annual Report pursuant to Section 13(a) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions described under Item 15 above, or otherwise, the registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by either registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant against which the claim is asserted will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3 and have caused the undersigned to duly authorize and sign this Registration Statement on Form S-3 on our behalf in the City of West Palm Beach, Florida, on November 25, 1998.

                           US DIAGNOSTIC INC.



                           By:  /s/ Joseph A. Paul
                              --------------------------------------------------
                              Joseph A. Paul, Chief Executive Officer, President and Director

         Pursuant to the requirements of the Securities Act of 1933, the following persons have signed this Registration Statement in the capacities and on the dates indicated. Each person whose signature to the Registration Statement appears below hereby appoints Joseph A. Paul and Francis J. Harkins, Jr., or either one of them, as his attorney-in-fact with capacities to sign on that person's behalf, individually and in the capacities stated below, and to file any and all amendments and post-effective amendments to this Registration Statement, which amendment or amendments may make such changes and additions as such attorney-in-fact may deem necessary or appropriate.

Name                                        Office                                      Date
----                                        ------                                      ----


/s/ L.E. Richey, M.D.
-----------------------------       Chairman of the Board and Director                 November 25, 1998
L.E. Richey, M.D.


/s/ Joseph A. Paul
-----------------------------       Chief Executive Officer, President                 November 25, 1998
Joseph A. Paul                      and Director (Principal Executive Officer)


/s/ J. Wayne Moor
-----------------------------       Executive Vice President, Chief Financial          November 25, 1998
J. Wayne Moor                       Officer and Assistant Secretary  (Principal
                                    Financial Officer and Principal Accounting
                                    Officer)

/s/ C. Keith Hartley
-----------------------------       Director                                           November 25, 1998
C. Keith Hartley


/s/ Kenneth R. Jennings
-----------------------------       Director                                           November 25, 1998
Kenneth R. Jennings


/s/ David McIntosh
-----------------------------       Director                                           November 25, 1998
David McIntosh


/s/ Michael A. O'Hanlon
-----------------------------       Director                                           November 25, 1998
Michael A. O'Hanlon


/s/ Gordon C. Rausser, Ph. D.
-----------------------------       Director                                           November 25, 1998
Gordon C. Rausser, Ph. D.

                                 EXHIBIT INDEX

Exhibit
Number            Description of Exhibits
-------           -----------------------

4.1               Stock Purchase Agreement, dated as of June 20, 1996, by and among MediTek Health
                  Corporation, HEICO Corporation and the Company (filed as Exhibit 10.39 to the Company's
                  Current Report on Form 8-K dated July 24, 1996 and incorporated herein by reference, File No. 1-13392).
4.2               Registration and Sale Rights Agreement, dated as of July 1, 1996, by and among HEICO
                  Corporation and the Company (filed as Exhibit 10.40 to the Company's Current Report on Form
                  8-K dated July 24, 1996 and incorporated herein by reference, File No. 1-13392).
4.3               Form of US Diagnostic Inc. Amended and Restated 6 1/2% Convertible Negotiable Note Due
                  June 30, 2001 (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q dated
                  September 30, 1997 and incorporated herein by reference, File No. 1-13392).
5                 Opinion of Steel Hector & Davis LLP*
23.1              Consent of Arthur Andersen LLP*
23.2              Consent of Moore Stephens, P.C.*
23.3              Consent of Steel Hector & Davis LLP (contained in opinion set forth in Exhibit 5)*
24                Power of Attorney (set forth on signature page)*
-----------------------------------
*  Filed herewith.